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                                                                      Exhibit 21

                     Internet Ventures, Inc. Subsidiaries
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1    Northcoast Internet, Inc., d/b/a Northcoast Internet, Community Wide Web of
     Stockton (CWWS), VorNet Internet Access, VenturaLink, Tidepool Internet, and Tomato Web Online, a California corporation

2. Win Telecommunications, Inc., d/b/a Win Telecommunications, a California corporation

3. Internet Ventures Oregon, Inc., d/b/a Medford Internet, Infostructure, Budget Internet (OWDS) and Kfalls Net, an Oregon corporation

4. Internet On-Ramp, Inc., d/b/a Internet On-Ramp and Spokane Online, a Washington corporation

5.   DurangoNet, Inc., d/b/a Frontier Internet, a Colorado corporation

6.   CyberPort Station, Inc., d/b/a CyberPort Station, a New Mexico corporation

7.   PeRKInet AG, a German stock corporation